UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

First Choice Healthcare Solutions, Inc.
(Name of Issuer)

Common Stock par value $0.001 per share
(Title of Class of Securities)

31949B104
(CUSIP Number)

Steward Physician Contracting, Inc.

111 Huntington Ave, Suite 1800

Boston, MA 02199

Attention: General Counsel

With a copy to (which shall not constitute notice)

McDermott Will & Emery LLP

28 State Street

Boston, MA 02109

Attention: Christopher M. Jedrey, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

This amendment is being filed for the sole purpose of correcting the hyperlink for Exhibit 1.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Stock Purchase Agreement, dated as of February 6, 2018, between the Issuer and Steward Health Care System LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2018, and incorporated by reference herein). https://www.sec.gov/Archives/edgar/data/1416876/000157570518000018/ex10_1.htm

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 6, 2018
Dated

STEWARD PHYSICIAN CONTRACTING, INC.

/s/ Joseph C. Maher, Jr., Esq,*
Signature

Joseph C. Maher, Jr., Esq,/Secretary
Name/Title

*By Anne G. Plimpton

Anne G Plimpton, Attorney in Fact